SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BANCROFT FUND LTD.

(Name of Subject Company (Issuer))

BANCROFT FUND LTD., as Offeror

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Shares of Beneficial Interest, $0.01 Par Value Per Share

(Title of Class of Securities)

059695106

(CUSIP Number of Class of Securities)

Thomas H. Dinsmore BANCROFT FUND LTD. 65 Madison Avenue Morristown, New Jersey 07960-7308 (973) 631-1177

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

COPIES TO:

Steven B. King, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103-7599

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$14,704,653	$577.89

*        Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #4 for Fiscal Year 2008, effective December 14, 2007, equals $39.30 per million of transactional value.

☐      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

Form or Registration

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1. Summary Term Sheet.

          This Issuer Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Bancroft Fund Ltd. (the “Fund”), a Delaware statutory trust, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended. This Schedule TO relates to the offer by the Fund to purchase up to 758,754 shares of beneficial interest of the Fund, $0.01 par value per share (the “Offer”), at a price of 95% of net asset value per share as of 5:00 p.m. Eastern Standard Time on the date of the Expiration of the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) to this Schedule TO, respectively.

          The information set forth under “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Fund Information

          (a) Name and Address. Bancroft Fund Ltd., a Delaware statutory trust, is the subject company. The address and telephone number of its principal executive offices are 65 Madison Avenue, Morristown, New Jersey 07960-7308, (973) 631-1177.

          (b) Securities. The subject securities consist of the Company’s shares of beneficial interest, $0.01 par value per share (the “Fund Shares”). As of January 31, 2008, 6,070,029 Fund Shares were issued and outstanding.

          (c) Trading market and price. The Fund Shares are traded on the American Stock Exchange under the symbol “BCV.” The information set forth in the Offer to Purchase under “Section 9. Price Range of Shares; Dividends/ Distributions” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

          The Issuer is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offer to Purchase under “Section 11. Interest of Trustees and Executive Officers and Certain Related Persons” is incorporated herein by reference.

Item 4. Terms of the Offer.

          The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

•	“Summary Term Sheet”;

•	Section 1. Price; Number of Shares;

•	Section 2. Purpose of the Offer; Plans or Proposals of the Fund;

•	Section 3. Certain Conditions of the Offer;

•	Section 4. Procedures for Tendering Shares for Purchase;

•	Section 5. Withdrawal Rights;

•	Section 6. Payment for Shares;

•	Section 7. Source and Amount of Consideration;

•	Section 8. Effects of the Offer; Consequences of Participation; and

•	Section 14. Certain United States Federal Income Tax Consequences.

          The information set forth in the Offer to Purchase under “Section 11. Interest of Trustees, Executive Officers and Certain Related Persons” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements with Respect to the Issuer’s Securities.

          The information set forth in the Offer to Purchase under “Section 11. Interest of Trustees, Executive Officers and Certain Related Persons” is incorporated herein by reference.

Item 6. Purposes of the Offer and Plans or Proposals of the Issuer.

          The information set forth in the Offer to Purchase under “Summary Term Sheet” and “Section 2. Purpose of the Offer; Plans or Proposals of the Fund” is incorporated herein by reference.

          The Issuer has no plans, proposals, or negotiations that relate to or would result in any event listed in Regulation M-A, Item 1006(c) except as set forth in “Section 7. Source and Amount of Consideration” of the Offer to Purchase which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

          The information set forth in the Offer to Purchase under “Section 7. Source and Amount of Consideration” is incorporated herein by reference.

Item 8. Interest in Securities of the Issuer.

          The information set forth in the Offer to Purchase under “Section 11. Interest of Trustees and Executive Officers and Certain Related Persons” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

          The information set forth in the Offer to Purchase under “Section 17. Miscellaneous” is incorporated herein by reference.

Item 10. Financial Statements.

          The information set forth in the Offer to Purchase under “Section 10. Selected Financial Information” is incorporated herein by reference.

Item 11. Additional Information.

          The information set forth in the Offer to Purchase under “Section 12. Certain Information About the Fund,” “Section 11. Interest of Trustees and Executive Officers and Certain Related Persons,” “Section 15. Certain Legal Matters; Regulatory Approvals,” and “Section 17. Miscellaneous” is incorporated herein by reference. To the knowledge of the Company, no legal proceedings relating to the tender offer are pending.

          The information set forth in the Offer to Purchase and the Letter of Transmittal (Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to this Schedule TO) is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated January 31, 2008.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(iv)	Form of Notice of Guaranteed Delivery.*

(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release issued on January 31, 2008.*

(b)	None.

(d)

Agreement by and among Bancroft Fund Ltd., Philip Goldstein, Bulldog Investors, Opportunity Partners, L.P., Kimball & Winthrop, Inc., Andrew Dakos, Full Value Partners, L.P., Opportunity Income Plus Fund, L.P., Calapasas Investment Partners, L.P., Mercury Partners, L.P., Steady Gain Partners, L.P. and Full Value Offshore Partners, L.P., dated January 11, 2008. *

(g)	None.

(h)	None.

* Filed herewith.

Item 13.          Information Required by Schedule 13E-3.

Not applicable.

Signature

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCROFT FUND LTD.

By:	/s/ Thomas H. Dinsmore

Name: Thomas H. Dinsmore
	Title:	Chairman of the Board and Chief
Executive Officer

Dated: January 31, 2008

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated January 31, 2008.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(iv)	Form of Notice of Guaranteed Delivery.*

(a)(1)(v)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release issued on January 31, 2008.*

(b)	None.

(d)

Agreement by and among Bancroft Fund Ltd., Philip Goldstein, Bulldog Investors, Opportunity Partners, L.P., Andrew Dakos, Full Value Partners, L.P., Opportunity Income Plus Fund, L.P., Calapasas Investment Partners, L.P., Mercury Partners, L.P., Steady Gain Partners, L.P. and Full Value Offshore Partners, L.P., dated January 11, 2008. *

(g)	None.

(h)	None.

* Filed herewith.